Exhibit 21.1
LIST OF SUBSIDIARIES
AS OF DECEMBER 31, 2008

			% of
Investment In	Location	Owned By	Ownership
George Foreman Management, Inc.	Pennsylvania, USA	George Foreman Enterprises, Inc.	100%
George Foreman Ventures LLC	Delaware, USA	George Foreman Enterprises, Inc.	85%
G- Nutritional LLC	Delaware, USA	George Foreman Ventures LLC	100%
InStride Ventures LLC	New Jersey, USA	George Foreman Ventures LLC	50.1%
Vita Ventures LLC	New Jersey, USA	G-Nutritional LLC	50.1%